UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

 23 September 2026

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo plc

LEI: 213800ZVIELEA55JMJ32

23 September 2026

Diageo announces Joanne Wilson as new Chief Financial Officer

Diageo plc ("Diageo") today announces that Joanne Wilson will join the company as Chief Financial Officer, joining Diageo's Board and Executive Committee some time in 2027, replacing Nik Jhangiani.

Joanne is currently CFO of WPP plc, having previously held senior financial and commercial roles at drinks company Britvic, dunnhumby, the global leader in customer data science, Tesco and KPMG, where she qualified as a chartered accountant.

Nik joined Diageo from Coca-Cola Europacific Partners in September 2024 and was interim Chief Executive from July to December 2025, overseeing the Accelerate programme and a focus on cash delivery, operational excellence and cost efficiency.

Sir Dave Lewis, Chief Executive, Diageo said:

"It is a real pleasure working with Nik and I would like to thank him for his support to me and his significant contribution to Diageo. Nik and I have agreed that, now we have shared our new Strategy, this is the right time for this change. Nik will remain in role to ensure a smooth handover to Joanne.

Joanne is a very experienced CFO and commercial leader who will ensure we accelerate the turnaround of Diageo, having already delivered extensive transformations in her previous companies. I am looking forward to welcoming her to Diageo and the Executive team."

Sir John Manzoni, Chair, Diageo said:

"The Board is grateful to Nik for everything that he has achieved with Diageo in repositioning the business to enable improved delivery of sustainable growth and shareholder value. I am delighted to welcome Joanne to the Board and look forward to her contribution to delivering the next phase of Diageo's transformation."

Joanne Wilson said:

"I am delighted to be joining Dave and the entire Diageo team at such an exciting point in the company's journey.  Diageo has a unique portfolio of global brands and a clear strategy with significant opportunities ahead.  I very much look forward to working together with all colleagues to consistently create value for shareholders and strong outcomes for all stakeholders."

Nik Jhangiani said:

"I have enjoyed every minute of my time at Diageo. I am proud that we were recently able to set out our three-year financial plan to our investors, including significant progress on deleveraging and strengthening our balance sheet. I would like to thank my fantastic team for their support, and I wish Dave and all our colleagues the very best for the future."

In addition to her role at WPP plc, Joanne is a non-executive director of Informa PLC. Diageo confirms that there are no further details to be disclosed pursuant to Listing Rule 6.4.8 in respect of this appointment.

ENDS

For further information please contact: Media relations:

Rebecca Perry	+44 (0) 7590 809 101
Clare Cavana	+44 (0) 7751 742 072
press@diageo.com	+44 (0) 7803 856 200
Investor relations:
Sonya Ghobrial	+44 (0) 7392 784 784
Grace Murphy	+44 (0) 7514 726 167
investor.relations@diageo.com

Notes to editors

Supplementary information - Joanne Wilson

Joanne Wilson's remuneration package will include an annual salary of £900,000 and a pension contribution (or allowance in lieu) of 14% of base salary, in line with the maximum pension contribution level for new employees to the UK workforce. Joanne will be eligible for an annual incentive plan with an on-target opportunity of 100% and maximum opportunity of 200% of base salary with bonus deferral. She will also have a long-term incentive plan opportunity in line with the proposed Diageo Directors' Remuneration Policy a maximum award of 550% of base salary (subject to shareholder approval of the proposed Policy at the November 2026 AGM). Joanne will be required to build a shareholding of 550% of salary.

Joanne will receive replacement awards in respect of the incentives which are forfeited as a result of her leaving her current employer to join Diageo. These will include awards of performance shares, restricted shares and cash. In line with the Policy, replacement awards will have a fair value no higher than that of the awards forfeited, and will be determined on a comparable basis taking into account the form in which the awards were granted as well as the timing schedule. Details of Joanne's future remuneration will be included in the Directors' Remuneration Report for the year ending 30 June 2027.

Supplementary information - Nik Jhangiani

The remuneration arrangements for Nik Jhangiani have been determined by the Remuneration Committee in line with the current Directors' Remuneration Policy and his service contract. Full details will be included in the Directors' Remuneration Report for the year ending 30 June 2027 and made available on the company's website following Nik stepping down as a director.

In summary, Nik will be eligible to receive a bonus under Diageo's Annual Incentive Plan (AIP) for the financial year ending 30 June 2027, payable at the normal times and subject, as appropriate, to time prorating and financial and individual performance, with one-third of any bonus payable delivered in deferred bonus shares. All Long-Term Incentive Plan (LTIP) awards which are unvested at the point Nik's employment ceases will be pro-rated to the date of cessation of employment and will remain subject to performance conditions measured over the original performance period and a two-year post-vesting holding period.  Nik will not be eligible for any further grants under the LTIP which includes the award due to be granted in November 2026 in respect of the financial year ending 30 June 2027. The company's Malus and Clawback Policy will continue to apply. Nik will be subject to post-employment shareholding requirements as set out in the Directors' Remuneration Policy. The policy requires him to continue to hold shares to the value of the lesser of 400% of his salary on cessation of employment or his actual holding.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB and Buchanan's whiskies, Smirnoff and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Crafting iconic drinks chosen for life's moments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 23 September 2026

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary